UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                LITFUNDING CORP.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   536782-10-5
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                                 (CUSIP Number)
    Morton Reed, 3700 Pecos McLeod Drive, Suite 200, Las Vegas, Nevada 89121
                                  (702)317-1610
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   536782-10-5

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                 1. Names of Reporting Persons. I.R.S. Identification
                    Nos. of above persons (entities only).  MORTON REED
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                 2. Check the Appropriate Box if a Member of a Group (See
                    Instructions) (a)                (b)
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                 3. SEC Use Only
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                 4. Source of Funds (See Instructions) OO
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                 5. Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
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                 6. Citizenship or Place of Organization      United States
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Number of        7.        Sole Voting Power    6,054,517
                                               ------------
Shares           ---------------------------------------------------------------

Beneficially     8.        Shared Voting Power    0
                                                ----
Owned by         ---------------------------------------------------------------

Each             9.        Sole Dispositive Power   6,054,517 (or 6,962,017

                           including all options and warrants)
Reporting        ---------------------------------------------------------------

Person           10.       Shared Dispositive Power    0
                                                      ----
With             ---------------------------------------------------------------

                 11.       Aggregate Amount Beneficially Owned by Each Reporting
                           Person  6,054,517 shares of common stock (or
                           6,962,017 if all options and warrants exercised)
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                 12.      Check if the Aggregate Amount in Row (11) Excludes
                          Certain Shares (See Instructions)
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                 13.       Percent of Class Represented by Amount in Row (11)
                           43.9%  (or 48.6% if all options and warrants
                           exercised)
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                 14. Type of Reporting Person (See Instructions)
                           IN
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


ITEM 1.  SECURITY AND ISSUER

This statement relates to shares of the common stock, $.001 par value of LitFunding Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3700 Pecos McLeod Drive, Suite 100, Las Vegas, Nevada 89121.

ITEM 2.  IDENTITY AND BACKGROUND

(a) Name:                               Morton Reed

(b) Business Address:                   3700 Pecos McLeod Drive, Suite 200,
                                        Las Vegas, Nevada 89121.

(c) Present Principal Occupation:       Chief Executive Officer of the Issuer.

(d) Disclosure of Criminal Proceedings: Dr. Reed has not been convicted in any criminal proceeding at any time.

(e) Disclosure of Civil Proceedings:    Dr. Reed has not been subject to any
                                        judgment, decree or final order
                                        enjoining violations of or prohibiting
                                        or mandating activities subject to
                                        federal or state securities laws or
                                        finding any violations with respect to
                                        such laws.

(f) Citizenship:                        Dr. Reed is a citizen of the United
                                        States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Dr. Reed exercised 450,000 of his options at $0.10 per share, for an aggregate total purchase price of $45,000. Dr. Reed agreed to cancel $45,000 in accrued salary owed to him by the Issuer in exchange for the purchase price of these options. This transaction was approved by the Issuer's board of directors.

ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

Dr. Reed exercised 450,000 of his options at $0.10 per share to express his personal commitment to the Issuer; the exercise of options was for an aggregate total purchase price of $45,000. Dr. Reed agreed to cancel $45,000 in accrued salary owed to him by the Issuer in exchange for the purchase price of these options. This transaction was approved by the Issuer's board of directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

(a) Dr. Reed directly and personally owns 6,054,517 shares of the Issuer's common stock which comprises 43.9% of the Issuer's total issued and outstanding shares, based on 13,795,063 shares issued and outstanding according to information provided by the Issuer. Dr. Reed also owns 782,500 options to purchase shares of the Issuer's common stock and 125,000 warrants to purchase shares of the Issuer's common stock. If all of Dr. Reed's warrants and options were exercised, his ownership would equal 6,962,071 shares, or 48.6% of the Issuer's then outstanding common stock.

(b) Dr. Reed has sole voting power as to the 6,054,517 shares he owns directly.

(c) Dr. Reed was granted 500,000 options to purchase shares of the Issuer's common stock on January 20, 2005 at $0.53 per share as a bonus for his services as an officer of the Issuer. On January 20, 2005, Dr. Reed was also granted 75,000 warrants to purchase shares of the Issuer's common stock at $0.20 per share as director compensation. On February 28, 2005, Dr. Reed gifted 150,000 of his warrants issued him on December 22, 2003, leaving him with 125,000 warrants. On March 11, 2005, the Issuer's board of directors approved his gift of 75,000 of the warrants to others. On March 30, 2005, Dr. Reed exercised 450,000 of his options to purchase shares of the Issuer's common stock at $0.10 per share. This transaction was approved by the Issuer's board of directors.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
-------------------------------------------------------------------------------

Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Not Applicable.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 11, 2005


Date



/s/ Morton Reed
------------------------------------
Morton Reed


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)